Exhibit 99.1

Ambrx Announces Encouraging Preliminary Safety and Efficacy Data Evaluating ARX788 in HER2 Positive

Metastatic Breast Cancer Patients Who Progressed Following T-DM1 Treatment

San Antonio Breast Cancer Symposium 2022 (SABCS) poster

– Data to be discussed in a Spotlight Poster Presentation at the 2022 San Antonio Breast Cancer Symposium –

– Preliminary Phase 2 results from ACE-Breast-03 study demonstrate 57.1% confirmed overall response rate (ORR) by RECIST v1.1 and 100% disease control rate (DCR) in heavily pre-treated patients with HER2 positive metastatic breast cancer (mBC) following treatment with Ambrx’s

ARX788 anti-HER2 Antibody Drug Conjugate –

– No drug-related severe adverse events (SAEs) were observed –

San Diego, Calif., December 9, 2022—Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using its proprietary Engineered Precision Biologics (EPBs) platform to create antibody drug conjugates (ADCs), today announced preliminary safety and efficacy data from its Phase 2 ACE Breast-03 study during a Spotlight Poster Presentation at the 2022 San Antonio Breast Cancer Symposium (SABCS). The data presented by the investigator demonstrated 51.7% overall response rate (ORR) by RECIST v1.1 and 100% disease control rate (DCR) after treatment with ARX788 in HER2 positive mBC patients who are resistant or refractory to T-DM1.

ACE-Breast-03 is a Phase 2, multicenter study of ARX788, an anti-HER2 ADC being evaluated for patients whose metastatic disease is resistant or refractory to T-DXd, T-DM1, or tucatinib-containing regimens. The study was conducted in the U.S., Korea, and Australia. As of the data cutoff, seven patients enrolled in the study were previously treated with T-DM1 and received a median of five lines of prior anticancer therapies. Four of seven patients were previously treated with HER2 tyrosine kinase inhibitors (TKIs). The median age was 59 years. The confirmed objective response rate (ORR) per RECIST v1.1 based was 57.1% (4/7). The disease control rate (DCR) was 100% (7/7) for patients treated with ARX788. Patients had a median time on therapy of 7.2 months and treatment remains ongoing. None of the patients experienced drug-related serious adverse events (SAEs) and all adverse events (AEs) were well tolerated with no treatment discontinuations from AEs.

Amplification of the human epidermal growth factor receptor 2 (HER2) gene with consequent HER2 protein overexpression occurs in approximately 20% of breast cancers (BC) and is a major driver of tumor development and progression. The HER2-targeted ADC trastuzumab emtansine (T-DM1) has been approved for the treatment of HER2-positive mBC after prior trastuzumab and taxane therapy. However, disease progression occurs in T-DM1 treated patients and as such, requires additional therapeutic options. The use of second-generation anti-HER2 ADCs using alternative molecules is being investigated to overcome drug resistance.

“This preliminary safety and efficacy data in a heavily pretreated population further reinforces our view of the stability and precision underlying Ambrx’s proprietary drug-linker and site-specific conjugation technology for ADC design,” said Daniel O’Connor, Chief Executive Officer of Ambrx. “Our unique approach offers highly differentiated biologic design so that we can work towards providing better outcomes for patients with difficult-to-treat cancers.”

Two Phase 3 studies and one registration enabled Phase 2 study with ARX788 (ACE-Breast-02, ACE-Gastric-02, and ACE-Breast-08) conducted by Amrbrx’s partner, NovoCodex Biopharmaceuticals, are ongoing in China with projected readouts in 2023.

Sara Hurvitz, M.D., Professor at David Geffen School of Medicine at UCLA, stated, “We are encouraged by the response rates and safety results, particularly given the significant need for new therapies among patients whose disease continues to progress after receiving multiple lines of therapy. We thank the San Antonio Breast Cancer Symposium for accepting our abstract as a Spotlight Poster Discussion presentation and the opportunity to show early results from the ACE-Breast-03 Phase 2 clinical trial.”

Presentation highlights:

Presentation Title: ACE-Breast-03: Efficacy and safety of ARX788 in patients with HER2+ metastatic breast cancer previously treated with T-DM1

Presenting Author: Sara Hurvitz, M.D.

Poster Number: PD18-09

Key Highlights:

•	ARX788 provided clinical benefit to patients previously treated with T-DM1 who had disease progression

•	Patients treated with ARX788 had a confirmed ORR of 57.1% (4/7 patients) and unconfirmed ORR of 71.4% (5/7 patients)

•	The disease control rate was 100% (7/7 patients) for patients treated with ARX788

•	All adverse events were well tolerated with 85.7% of patients experiencing drug-related AEs (any grade) with 0% of AEs leading to discontinuation and 0% of patients experiencing drug-related SAEs

•	Treatment with ARX788 remains ongoing in this patient population with the median time of ARX788 therapy of 7.2 months

ARX788 is currently being studied in several registrational trials in breast cancer and gastric/GEJ cancer by Ambrx’s partner, NovoCodex Biopharmaceuticals, in China. Ambrx has recently paused the internal development of ARX788 and is seeking to partner ARX788 outside of China.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs) and other engineered therapies to modulate the immune system. Ambrx is advancing a focused portfolio of clinical and preclinical programs designed to optimize efficacy and safety in multiple cancer indications, including its lead product candidate ARX517, a prostate-specific membrane antigen (PSMA) targeting ADC. In addition, Ambrx has clinical collaborations with multiple partners on drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, the timing of program updates and milestones related to its product candidates and Ambrx’s ability to find a partner for the development of ARX788 outside of China. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Contact

INVESTORS

Mike Moyer

LifeSci Advisors

617-308-4306

mmoyer@lifesciadvisors.com

MEDIA

Mike Tattory

Account Supervisor

LifeSci Communications

media@ambrx.com

Source: Ambrx Biopharma Inc.

3